SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 1)


                                 RADVISION LTD.
                                (Name of Issuer)


                                 ORDINARY SHARES
                         (Title of Class of Securities)

                                   M81869 10 5
                                 (CUSIP Number)


                             MICHAEL KUTSCHENREUTER
                           Siemens Aktiengesellschaft
                   INFORMATION & COMMUNICATIONS NETWORKS GROUP
                        HOFMANNSTRASSE 51, D-81359 MUNICH
                           FEDERAL REPUBLIC OF GERMANY
                               011 49 89 722 40440

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:

                                 KEVIN M. ROYER
                               SIEMENS CORPORATION
                               153 E. 53RD STREET
                               New York, NY 10022
                                 (212) 258-4000


                                 APRIL 18, 2002

             (Date of event which requires filing of this statement)

|_| Check box if the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g).

                         (Continued on following pages)

                                  (Page 1 of 6)

------------------------                                  ----------------------
CUSIP No.  M81869 10 5                13D                     Page   2 of 6
------------------------                                  ----------------------
============ ===================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             SIEMENS AKTIENGESELLSCHAFT
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY


------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS

             WC
------------ -------------------------------------------------------------------
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                           |_|
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             FEDERAL REPUBLIC OF GERMANY
------------------------- ------- ----------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS
      BENEFICIALLY
        OWNED BY
          EACH                    1,396,303
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.    SHARED VOTING POWER

                                  0
                          ------- ----------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                  1,396,303
                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                  0
------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,396,303
------------ -------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                  |_|
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.7%
------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
             CO
============ ===================================================================

                                  (Page 2 of 6)

                         AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment No. 1, which relates to ordinary shares, par value NIS 0.1 per share (the "Ordinary Shares") of RADVision Ltd., a corporation organized under the laws of Israel (the "Issuer"), amends and supplements the Statement on
Schedule 13D filed on March 27, 2000 with the Securities and Exchange Commission (the "Commission") by Siemens Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("Siemens AG").

The following Items of the Statement are hereby supplemented and/or amended as follows:

Item 1.  Identity and Background

     The  directors  and  executive  officers  of  Siemens  AG are set  forth on
Schedule I, attached hereto. Schedule I sets forth the following information with respect to each such person:

     i.   name;

     ii.  business address (or residence address where indicated);

     iii. present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

     iv.  citizenship.

     During the last five years,  neither  Siemens  AG, nor any person  named in
Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5  Interest in Securities of the Issuer

     (a)-(b) Siemens AG currently beneficially owns 1,396,303 Ordinary Shares. In the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the Commission on March 19, 2002, the Issuer reported that a total of 18,071,559 Ordinary Shares were issued and outstanding. Based upon such information, Siemens AG currently beneficially owns approximately 7.7% of the Issuer's issued and outstanding Ordinary Shares.


     (c) Siemens AG sold an aggregate of 228,925 Ordinary Shares for aggregate net proceeds of $1,304,108.92 in the following open market transactions:

--------------------- ------------------ ------------------- ------------------
        Date          Number of          Price Per           Gross Proceeds
                      Ordinary Shares    Ordinary Share
                      Sold
--------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------
April 10, 2002        37,700             $5.8000             $218,660.00
--------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------
April 11, 2002        90,000             $5.7206             $514,854.00
--------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------
April 12, 2002        53,015             $5.7003             $302,201.40
--------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------
April 18, 2002        48,210             $5.8046             $279,839.50
--------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------
TOTALS:               228,925                                $1,315,555.17
--------------------- ------------------ ------------------- ------------------

                                  (Page 3 of 6)

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 24, 2002

                               Siemens aktiengesellschaft


                               By:      /s/ Michael Kutschenreuter
                                  --------------------------------
                                  Name:  Michael Kutschenreuter
                                  Title: Chief Financial Officer, Siemens AG ICN

                                  (Page 4 of 6)

                                   SCHEDULE I


     The name and position of each of the executive officers and members of the Managing Board of Directors of Siemens AG are set forth below. Each of these persons is a Member of the Managing Board of Directors of Siemens AG and each of these persons is a citizen of the Federal Republic of Germany.


Name                               Position  with  Siemens  AG and  Principal       Business Address
                                   Occupation
Dr. Heinrich von Pierer            President and CEO,                               Wittelsbacherplatz 2
                                   Head of Corporate Development Department         D-80333 Munich
                                   Special Responsibilities: Corporate              Federal Republic of
                                   Communications and Chief                         Germany
                                   Economist/Corporate Relations Corporate
                                   Centers

Dr. Volker Jung                    Special Responsibilities:                        Wittelsbacherplatz 2
                                   Information and Communications Business          D-80333 Munich
                                   Segments,                                        Federal Republic of
                                   Regions Africa, Middle East, C.I.S.              Germany

Dr. Edward G. Krubasik             Special Responsibilities:                        Werner-von-Siemens-Strasse
                                   Siemens Dematic, Siemens Building                50
                                   Technologies, Transportation Systems and         D-91052 Erlangen
                                   Siemens VDO Groups, Corporate Technology         Federal Republic of
                                   Department                                       Germany

Mr. Heinz-Joachim Neuburger        Chief Financial Officer                          Wittelsbacherplatz 2
                                   Head of Corporate Finance Department             D-80333 Munich
                                   Special Responsibilities:                        Federal Republic of
                                   Financial Services and Real Estate               Germany

Prof. Peter Pribilla               Head of Corporate Personnel                      Wittelsbacherplatz 2
                                   Special Responsibilities: Management             D-80333 Munich
                                   Consulting Personnel                             Federal Republic of
                                                                                    Germany

Mr. Jurgen Radomski                Special Responsibilities:                        Werner-von-Siemens-Strasse
                                   Medical Solutions and Lightning                  50
                                   Business Segments, Corporate                     D-91052 Erlangen
                                   Information and Operations and Global            Federal Republic of
                                   Procurement and Logistics Corporate              Germany
                                   Centers
                                   Region Europe

                                  (Page 5 of 6)



Name                               Position  with  Siemens  AG and  Principal       Business Address
                                   Occupation
Mr. Uriel J. Sharef                Special Responsibilities:                        Freyeslebenstrasse 1
                                   Power Generation and Power Transmission          D-91050 Erlangen
                                   and Distribution Business Segments               Federal Republic of
                                   Region The Americas                              Germany

Dr. Klaus Wucherer                 Special Responsibilities:                        Wittelsbacherplatz 2
                                   Automation and Drives and Industrial             D-80333 Munich
                                   Solutions and Services Groups                    Federal Republic of
                                   Region Asia and Australia                        Germany


Mr. Rudi Lamprecht                 Head of Information and Communication            Otto-Hahn-Ring 6
                                   Mobile Group                                     D-81739 Munich
                                                                                    Federal Republic of
                                                                                    Germany

Prof. Erich R. Reinhardt           Head of Medical Solutions Group                  Henkestrasse 127
                                                                                    D-91052 Erlangen
                                                                                    Federal Republic of
                                                                                    Germany

Prof. Claus Weyrich                Head of Corporate Technology Department          Otto-Hahn-Ring 6
                                                                                       D-81739 Munich
                                                                                       Federal Republic of
                                                                                       Germany



                                  (Page 6 of 6)